SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: May 23, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of updated information on the following, which appears immediately following this page:
•	Recent Developments and Outlook

•	Risk Factors

•	Litigation

•	Updated Information on Certain Exposures

•	Significant Shareholders

•	Biographies of Peter Kurer and David H. Sidwell

•	Biographies of the New Members of the Group Executive Board

•	Share and Option Ownership by Key Management Personnel and Other Related Party Transactions

•	Summary Risk Concentrations

•	Regulatory Capital — UBS AG

RECENT DEVELOPMENTS AND OUTLOOK

On April 1, 2008, UBS announced a series of developments including, among other things, a rights offering and the losses and writedowns on U.S. real estate and related structured credit positions (and the reduction of its positions in such assets).

On April 18, 2008, UBS published a shareholder report summarizing the background and causes leading to its positions and losses in the U.S. subprime residential mortgage sector through December 31, 2007. The shareholder report, which provides an overview of a report submitted earlier to the Swiss Federal Banking Commission, has been posted on UBS’s website. The shareholder report summarizes: which businesses were affected by the losses; the business models and growth initiatives pursued in those businesses; how the losses developed in the relevant businesses; the implementation of risk management and risk control in those businesses; and the key findings related to the causes of the losses. The shareholder report does not address remediation measures. UBS has, however, elsewhere outlined remediation measures it is taking and plans to take. These measures are ongoing and, in some cases, only in their initial stages. Implementation of these measures may take some time to complete, or may never be completed. Even if they are completed, there is no guarantee that they will be effective.

On April 23, 2008, at UBS’s annual general meeting, the shareholders of UBS AG approved the capital increase relating to the rights offering. In addition, Peter Kurer and David Sidwell were elected to the Board of Directors (“BoD”), while board members Peter Voser and Lawrence A. Weinbach were reelected to the Board of Directors. The shareholders also reduced the term of office of the members of the Board of Directors from three years to one year.

Peter Kurer became full-time chairman of the Board of Directors immediately upon his election. At the annual general meeting, Mr. Kurer among other things announced his plans for three primary objectives with respect to the corporate governance of UBS AG. These are:

•	making a clearer distinction between the roles and responsibilities of the Board of Directors on the one hand, and the Group Executive Board (“GEB”) and management on the other;

•	the reorganization of the committees of the Board of Directors. To this end, Mr. Kurer announced plans to abolish the Chairman’s Office and to allocate its authorities to a number of committees of the Board of Directors, each of which will have a majority of independent directors. Second, Mr. Kurer announced the creation of a Risk Committee of the Board of Directors to review the portfolios of bank. Mr. Kurer also announced the expansion of the role of the Nominating Committee to also cover corporate governance, as well as the creation of a Human Resources and Compensation Committee to take over the functions of the existing Compensation Committee. Among other things, the Human Resources and Compensation Committee will set compensation levels for the members of the Board of Directors, review and approve recommendations regarding the compensation of members of the Group Executive Board, and monitor the incentive system throughout UBS; and

•	the initiation of an analysis and evaluation of UBS’s current strategic stance and of the scope and nature of its activities, including with respect to the Investment Bank and the delineation of the appropriate level of risk appetite for the institution. Mr. Kurer confirmed the commitment to a slimmed-down version of the one-bank model and also expressed the view that the capital allocation model should become more rigorous and be consistent with the objective of maintaining and augmenting UBS’s position as the world’s largest wealth manager. This analysis and evaluation will initially be led by Mr. Kurer and a group of three external directors with input from Mr. Rohner and the Group Executive Board, and is expected to be discussed by the entire Board of Directors in late summer 2008.

On May 6, 2008, UBS announced that (i) the Group has targeted a reduced cost run-rate of approximately CHF 28 billion for 2009, which would be significantly below current levels, and (ii) after the capacity reductions planned in the Investment Bank, UBS has established as a target that the Investment Bank would have an inherent capacity to generate approximately CHF 4 billion pre-tax contribution in a normalized environment. There can be no assurance that these plans or targets can be achieved in whole or in part or, if they can, over what time period.

On May 6, 2008, UBS also announced that it had made a decision to exit the institutional side of the U.S. municipal securities business through sale or otherwise.

UBS announced on April 1, 2008 that it would form a new entity to hold substantial parts of UBS’s work-out portfolio of currently illiquid U.S. real estate assets, and said that it intended to reduce its exposure in a way that would reduce the effect of distressed market conditions on the core businesses while providing an opportunity for shareholders to realize value over time. On May 21, 2008, UBS announced that it had sold to a newly created distressed asset fund that will be managed by BlackRock positions consisting primarily of subprime and Alt-A U.S. residential mortgage-backed securities. UBS sold positions with a nominal value of USD 22 billion to the new fund for an aggregate sale price of approximately USD 15 billion. Based on UBS categorizations, the vast majority of the positions are subprime and Alt-A in roughly equal parts and the remainder is prime. The fund purchased the securities using approximately USD 3.75 billion in equity raised by BlackRock from investors and a multi-year collateralized term loan of approximately USD 11.25 billion provided by UBS.

As part of its review of its fixed income businesses, UBS is evaluating the operation of its reference linked note programs, and may determine to limit or discontinue one or more of the programs. A decision to discontinue or limit operation of one or more of the programs could result in a charge to income.

Outlook — The year started with tough business conditions for the financial industry as a whole. UBS expects this difficult environment to remain and be characterized by a continuing unfavorable global economic climate, deleveraging by institutional and private investors, slower wealth creation and lower trading and capital market activity.

The impact will affect all of UBS’s businesses, and it requires the firm to manage costs, resources and capacity very actively. The Investment Bank expects to employ around 19,000 people at the end of 2008. This will require a reduction of up to 2,600, of which the large majority will be redundancies. In other business groups, personnel numbers will be reduced mainly through natural attrition and internal redeployment, although it will not be possible to avoid redundancies entirely. Assuming no change in market conditions, UBS estimates that, by mid-2009, the firm as a whole will have about 5,500 fewer employees than today.

Current Conditions — Economic and market conditions were volatile and challenging into the second quarter. UBS remains very cautious about the net new money outlook in the near term.

RISK FACTORS

An investment in UBS’s securities will entail risks, including those risks which are described in this section. You should carefully consider the following discussion of risks, as well as the other information set forth in or incorporated by reference into this Report on Form 6-K before deciding whether an investment in the UBS’s securities is suitable for you. Any of these risks could have a material adverse effect on our business activities, financial condition, results of operations and prospects. The market price of our securities could decline due to any of these risks. Additional risks of which we are not presently aware could also affect our business operations and have a material adverse effect on our business activities, financial condition, results of operations and prospects. In addition, the business of a multinational, broad-based financial services firm such as UBS is inherently exposed to risks that only become apparent with the benefit of hindsight. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or the potential magnitude of their financial consequences.

RISKS RELATED TO THE CURRENT MARKET CRISIS

UBS, like many other financial market participants, was severely affected by the progressive market dislocation during recent periods. The deterioration of the U.S. residential mortgage market has been more sudden and severe than any such event in recent market history. As a result, the securitized markets have become illiquid and our positions, including securities that had been assigned high credit ratings, have lost substantial value. During 2007, we recorded approximately CHF 21.3 billion in losses and writedowns on U.S. real estate and related structured credit positions. During the first quarter of 2008, conditions for positions related to U.S. residential mortgages further deteriorated. Losses and writedowns on these and other positions with a significant impact on net trading income resulted in an additional CHF 19.5 billion in losses and writedowns recorded by UBS on such positions during the period.

We continue to hold positions exposed to the United States residential mortgage market and may record additional losses relating to such exposures

The values of all the assets we hold on our own account depend on the development of market conditions and the overall economic environment, as well as factors affecting particular assets. We still hold sizeable positions related to the U.S. residential mortgage market (including subprime, Alt-A and prime), in particular residential mortgage-backed securities (“RMBSs”) and super senior tranches of collateralized debt obligations (“CDOs”) backed by RMBSs. While we continue to manage, trade and hedge these positions, individually and in portfolios (including those underlying reference-linked notes (“RLNs”)), the markets for most of these securities have so far remained illiquid and it is impossible to determine whether and how long current market conditions will persist, or whether they will further deteriorate.

We have incurred substantial losses (realized and mark-to-market) on our holdings of securities related to the U.S. residential mortgage market, including both subprime and Alt-A. We may record further realized losses upon the sale of any assets, or upon liquidation following a default under CDO structures to which we are exposed, and may record additional mark-to-market losses in the event of adverse developments specific to our positions (such as the deterioration of remittance data in underlying mortgage pools and the occurrence of default events). In addition, the value of our holdings has been and may be further reduced by various factors affecting the overall mortgage and real estate markets. These factors include deteriorating loss assumptions with respect to mortgage-related assets generally, even those assets that are not themselves experiencing difficulties, due to, among other things, higher levels of mortgage borrower defaults, the possible forced sale of inventories by other market participants or declines in other observable market data such as the ABX indices.

We rely on credit protection from third parties, including monoline insurers, that may not be effective

Our business entails exposure to counterparty credit risk, including to monoline insurers and other providers of credit protection. Our credit exposure to the monoline sector arises from over-the-counter derivative contracts—mainly credit default swaps (“CDSs”) which are carried at fair value—in respect of mortgage related and “monoline-wrapped” securities. The fair value of these CDSs—and thus our exposure to the counterparties—depends on the valuation and the perceived credit risk of the instrument against which protection has been bought.

Towards the end of 2007, monoline insurers were adversely affected by their exposure to United States residential mortgage-linked products, and we recorded credit valuation adjustments on the claims against monoline counterparties. Monoline insurers faced even greater challenges during the first quarter of 2008, including, among other things, credit rating downgrades, the need to raise additional capital and the threat of regulatory action. If the financial condition of these counterparties or their perceived creditworthiness deteriorates further, we could record further credit valuation adjustments on the CDSs bought from monoline insurers.

We are also actively trading issued securities and derivatives of monolines, including CDSs, and the value of these contracts is subject to market volatility.

We hold positions in other asset classes that have been or might be negatively affected by the current market crisis

The ongoing market dislocation that began in 2007 has been progressively felt in asset classes beyond U.S. residential mortgages. In recent periods, we have recorded markdowns on other assets carried at fair value, including auction rate certificates (“ARCs”), leveraged underwriting commitments, commercial mortgages in the United States and non-U.S. mortgage and asset-backed securities. We have recorded and in the future could record further negative fair value adjustments on these assets and on other asset classes to which the effect of the crisis in the credit markets may spread. Such securities may also be wrapped by monoline insurers and therefore could incur losses if the difficulties in the monoline sector persist or increase. See “—We rely on credit protection from third parties, including monoline insurers, that may not be effective.”

As a sponsor of ARCs programs, we have provided liquidity to their auction processes. Due to the decreasing demand for ARC securities in light of recent market concerns about the financial status of monoline insurers and the continued deterioration of credit markets, our inventory in these securities has increased and is subject to valuation uncertainties. During first quarter 2008, our exposure to ARCs increased from approximately CHF6 billion to a total of approximately CHF11 billion.

We are also exposed to the risk of losses and writedowns on our leveraged underwriting commitments. Our losses on these commitments have been comparatively modest to date, partly due to the fact that more than half of our commitments were entered into after the July 2007 market dislocation and generally have pricing terms and covenant and credit protections that may be more favorable to underwriters and investors than those entered into in the first half of 2007.

We also hold positions related to real estate markets in countries other than the United States on which we could suffer losses. These include exposures to non-U.S. residential and commercial real estate and mortgages and non-U.S. asset-backed securities programs. We have recorded losses on such positions in 2007 and first quarter 2008, but markdowns and losses could increase in the future.

We are also exposed to risk when we provide financing against affected asset classes, such as in our prime brokerage, reverse repo and lombard lending activities.
RISK FACTORS RELATED TO OUR BUSINESS ACTIVITY

Performance in the financial services industry depends on the economic climate — negative developments can adversely affect our business activities

The financial services industry prospers in conditions of economic growth, stable geopolitical conditions, capital markets that are transparent, liquid and buoyant and positive investor sentiment. An economic downturn, inflation or a severe financial crisis (as seen in recent periods) can negatively affect our revenues, and we may be unable to immediately adjust all our costs to the resulting deterioration in market or business conditions.

A market downturn can be precipitated by geopolitical events, changes in monetary or fiscal policy, trade imbalances, natural disasters, pandemics, civil unrest, war or terrorism. Because financial markets are global and highly interconnected, even local and regional events can have widespread impact well beyond the countries in which they occur. A crisis could develop, regionally or globally, as a result of disruption in emerging markets, which are particularly susceptible to macro-economic and geopolitical developments, or as a result of the failure of a major market participant. As our presence and business in emerging markets increases, we become more exposed to these risks.

Adverse and extreme developments of this kind have affected our businesses in a number of ways, and may continue to have further adverse effect on our businesses:

➢	a general reduction in business activity and market volumes affects fees, commissions and margins from market-making and customer-driven transactions and activities;

➢	a market downturn is likely to reduce the volume and valuations of assets we manage on behalf of clients, reducing our asset- and performance-based fees;

➢	reduced market liquidity limits trading and arbitrage opportunities and impedes our ability to manage risks, impacting both trading income and performance-based fees;

➢	assets we hold for our own account as investments or trading positions could continue to fall in value;

➢	impairments and defaults on credit exposures and on trading and investment positions could increase, and losses may be exacerbated by falling collateral values; and

➢	if individual countries impose restrictions on cross-border payments or other exchange or capital controls, we could suffer losses from enforced default by counterparties, be unable to access our own assets, or be impeded in—or prevented from—managing our risks.

The developments mentioned above can affect the performance of both the Group and its business units. As such, there is a risk that the carrying value of goodwill of a business unit might suffer impairments.

Due to our sizeable trading inventory, trading activities and the counterparty credit risks in many of our businesses, we are dependent upon our risk management and control processes to avoid or limit potential losses

Risk-taking is a major part of the business of a financial services firm. We derive a substantial part of our revenues from market-making and proprietary trading in cash and derivatives markets. Credit is an integral part of many of our retail, wealth management and Investment Bank activities. This includes lending, underwriting and derivatives businesses and positions.

Changes in interest rates, equity prices, foreign exchange levels and other market fluctuations can adversely affect our earnings. Some losses from risk-taking activities are inevitable but, to be successful over time, we must balance the risks we take with the returns we generate. We must therefore diligently identify, assess, manage and control our risks, not only in normal market conditions but also as they might develop under more extreme (“stressed”) conditions, when concentrations of exposure can lead to severe losses.

As seen in recent periods, we are not always able to prevent losses arising from extreme or sudden market dislocations that are not anticipated by our risk measures and systems and affect sizeable inventory positions and therefore lead to serious losses. Value at Risk (“VaR”), a statistical measure for market risk, is derived from historical market data, and thus, by definition, could not have predicted the losses seen in the stressed conditions in recent periods. Moreover, stress loss and concentration controls, and the dimensions in which we aggregated risk to identify potentially highly correlated exposures, proved to be inadequate.

We are taking steps to strengthen our risk management and risk control frameworks in the affected areas, but we could suffer further losses in future if:

➢	we do not fully identify the risks in our portfolio, in particular risk concentrations and correlated risks;

➢	our assessment of the risks identified, or our response to negative trends, proves to be inadequate or incorrect;

➢	markets move in ways that are unexpected—in terms of their speed, direction, severity or correlation—and our ability to manage risks in the resultant environment is therefore restricted;

➢	third parties to whom we have credit exposure or whose securities we hold for our own account are severely affected by events not anticipated by our models and we accordingly suffer defaults and impairments beyond the level implied by our risk assessment; and

➢	collateral or other security provided by our counterparties proves inadequate to cover our obligations at the time of their default.

We also manage risk on behalf of our clients in our asset and wealth management businesses. Our performance in these activities could be harmed by the same factors. If clients suffer losses or the performance of their assets held with us is not in line with relevant benchmarks against which clients assess investment performance, we may suffer reduced fee income and a decline in assets under management or withdrawal of mandates.

If we decided to support a Global Asset Management fund or another investment sponsored by us it might, depending on the facts and circumstances, present risks that could increase to material levels. We do not currently foresee the likelihood of material losses as a result, but the possibility cannot be definitively ruled out.

Investment positions—such as equity holdings made as a part of strategic initiatives, for revenue generation, held in support of our business activities, and seed investments made at the inception of funds managed by us—may also be affected by market risk factors. These investments are often not liquid and are generally intended or required to be held beyond a normal trading horizon. They are subject to a distinct control framework. Deteriorations in the fair value of these positions may have a negative impact on our earnings.

The valuation of certain assets, including many of the positions related to the U.S. residential mortgage market, rely on models. For some or all of the inputs to these models there is no observable source

Where possible, we mark our assets at their quoted market price in an active market. In the current environment, such price information is not available for certain instruments linked to the U.S. residential mortgage market and we apply valuation techniques to measure such instruments. Valuation techniques use “market observable inputs” where available, derived from similar assets in similar and active markets, from recent transaction prices for comparable items or from other observable market data. For positions for which some or all of the reference data is not observable or has limited observability, we use valuation models with non-market observable inputs. These positions include super senior RMBS CDO tranches related to the U.S. residential mortgage market. There is no single market standard for valuation models in this area. Such models have inherent limitations; different assumptions and inputs would generate different results, and these differences could have a significant impact on our financial results. We are obliged to regularly review and update our valuation models to incorporate all factors that market participants would consider in setting a price—this includes factoring in current market conditions. Judgment is an important component of this process, and we carefully consider whether the assumptions and inputs of our models remain appropriate to establish a fair value for the instrument. Changes in model inputs or in the models themselves could have a material impact on our financial results.

Credit ratings and liquidity and funding management are critical to our ongoing performance

On April 1, 2008, following our announcement of additional substantial writedowns and our expected first quarter losses, Standard & Poor’s, Moody’s Investors Service and Fitch Ratings all lowered their UBS credit ratings. Standard & Poor’s and Fitch have kept UBS on negative outlook, while Moody’s put UBS under review for a further downgrade. A further reduction in our credit ratings could increase our funding costs, in particular with regard to funding from wholesale unsecured sources, and reduce our access to capital markets. The recent ratings downgrades have resulted, and additional reductions in our credit ratings could result, in us having to make additional cash payments or post additional collateral. These events may increase our need for funding to ensure that we will always have sufficient liquidity to meet liabilities when due, while reducing our ability to obtain such funding. Our credit ratings also have an impact on the performance of our businesses. Along with our capital strength and reputation, both of which are described in greater detail in the risk factors below, our credit ratings contribute to maintaining client and counterparty confidence in us.

Liquidity is essential to our business. A substantial part of our liquidity and funding requirement is met using short-term unsecured funding sources, including wholesale and retail deposits and the regular issuance of money market securities. The volume of these funding sources has generally been stable but may change in the future due, among other things, to general market disruptions. Any such change could occur quickly and without notice. If such a change were to occur, we could be forced to liquidate assets, in particular from our trading portfolio, to meet maturing liabilities or deposit withdrawals. We might be forced to sell assets at discounts that could adversely affect our profitability and our business franchises.

During 2007, in anticipation of an extended period of market turbulence, several measures were taken to further strengthen our liquidity position. Our credit spreads also increased substantially, in line with the general trend for the financial services industry. If these trends continue, or if we maintain substantially elevated levels of liquidity for an extended period of time, the combination of an increase in our borrowing costs and lower margins could have an adverse impact on our profitability.

Our capital strength is important to support our client franchise

Our capital position measured by the BIS capital ratios is and has traditionally been strong, both in absolute terms and relative to our competitors. Capital ratios are determined by (1) risk-weighted assets (“RWA”) (balance sheet, off-balance sheet and other market and operational risk positions, measured and risk-weighted according to regulatory criteria) and (2) eligible capital.

Both RWAs and eligible capital are subject to change. Eligible capital, for example, could experience a reduction in case of financial losses, acquisition of treasury shares, acquired goodwill or as a result of foreign exchange movements. RWAs, on the other hand, will be driven by our business activities and by changes in the risk profile of these assets. They could furthermore be subject to a change in regulatory requirements or the interpretation thereof. For instance, substantial market volatility, a widening of credit spreads (the major driver of our VaR), a change in the regulatory treatment of certain positions (including, but not limited to, the definitions of assets allocated to the trading or the banking books), stronger foreign currencies, increased counter-party risk or a further deterioration in the economic environment could result in a rise in risk-weighted assets or a change in capital requirements and thereby potentially reduce our capital ratios.

Operational risks may affect our business

All of our businesses are dependent on our ability to process a large number of complex transactions across multiple and diverse markets in different currencies, in addition to being subject to the many different legal and regulatory regimes of these countries. Our operational risk management and control systems and processes are designed to ensure that the risks associated with our activities, including those arising from process error, failed execution, unauthorized trading, fraud, systems failure and failure of security and physical protection, are appropriately controlled. If these internal controls fail or prove ineffective in identifying and remedying such risks, we could suffer operational failures that might result in losses.

Legal claims and regulatory risks arise in the conduct of our business

In the ordinary course of our business, we are subject to regulatory oversight and liability risk. We are also involved in a variety of other claims, disputes, legal proceedings and government investigations in jurisdictions where we are active, including the United States and Switzerland. These types of proceedings expose us to substantial monetary damages and legal defense costs, injunctive relief, criminal and civil penalties and the potential for regulatory restrictions on our businesses. The outcome of these matters cannot be predicted and they could adversely affect our future business. Currently, we are responding to a number of government inquiries and investigations, and are involved in a number of litigations and disputes, related to the subprime crisis, subprime securities, and structured transactions involving subprime securities. These matters concern, among other things, our valuations, disclosures, write-downs, underwriting and contractual obligations.

We might be unable to identify or capture revenue or competitive opportunities, or retain and attract qualified employees

The financial services industry is characterized by intense competition, continuous innovation, detailed (and sometimes fragmented) regulation and ongoing consolidation. We face competition at the level of local markets and individual business lines, and from global financial institutions comparable to us in their size and breadth. Barriers to entry in individual markets are being eroded by new technology. We expect these trends to continue and competition to increase in the future.

Our competitive strength and market position could be eroded if the firm is unable to identify market trends and developments, does not respond to them by devising and implementing adequate business strategies or is unable to attract or retain the qualified people needed to carry them out.

In particular, the efforts required to address the current market crisis and related challenges might diminish the attention we devote to managing other risks including those arising from our competitive environment. The changes recently introduced with regard to our balance sheet management, funding framework and risk management and control, as well as the repositioning of the fixed income, currencies and commodities business, are likely to reduce the revenue contribution of certain activities that require substantial funding or focus on proprietary trading.

Despite the losses incurred in recent periods, we seek to reward our employees appropriately based on competitive compensation schemes. Given the competitiveness of the financial industry, however, the possibility cannot be excluded that key employees will be attracted by competitors and decide to leave UBS, or that we may be less successful in attracting qualified employees.

Our reputation is key to our business

Our reputation is critical in maintaining our relationships with clients, investors, regulators and the general public. Our reputation can be damaged, for instance, by misconduct by our employees, by activities of business partners over which we have limited or no control, by severe or prolonged financial losses or by uncertainty about our financial soundness and our reliability. This could result in client attrition in different parts of our business and could negatively impact our financial performance. Maintaining our reputation and addressing adverse reputational developments are therefore key factors in our risk management efforts.

Our global presence exposes the bank to other risks, including currency fluctuations

We operate in more than 50 countries, earn income and hold assets and liabilities in many different currencies and are subject to many different legal, tax and regulatory regimes.

Our ability to execute our global strategy depends on obtaining and maintaining local regulatory approvals. This includes the approval of acquisitions or other transactions and the ability to obtain the necessary licenses to operate in a local market. Changes in local tax laws or regulations may affect the ability or the willingness of our clients to do business with us, or the viability of our strategies and business model.

In our financial accounts, we accrue taxes but the final effect of taxes on earnings is only determined after completion of tax audits (which might take a number of years) or the expiration of statutes of limitations. In addition, changes in tax laws, judicial interpretation of tax laws or policies and practices of tax authorities could have a material impact on taxes paid by us and cause the amount of taxes ultimately paid by us to differ from the amount accrued.

Because we prepare our accounts in Swiss francs, while a substantial part of our assets, liabilities, assets under management, revenues and expenses are denominated in other currencies, changes in foreign exchange rates, particularly between the Swiss franc and the U.S. dollar (U.S. dollar income represents the major part of our non-Swiss franc income), have an effect on our reported income and shareholders’ equity.

LITIGATION

UBS operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, UBS is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, particularly in the earlier stages of a case. In certain circumstances, to avoid the expense and distraction of legal proceedings, UBS may, based on a cost-benefit analysis, enter a settlement even though UBS denies any wrongdoing.

Currently, UBS is responding to a number of governmental inquiries and investigations, and is involved in a number of litigations and disputes, related to the subprime crisis, subprime securities, and structured transactions involving subprime securities. These matters concern, among other things, UBS’s valuations, disclosures, write downs, underwriting, and contractual obligations. UBS has been in regular communication with its home country consolidated regulator, the Swiss Federal Banking Commission, regarding some of these issues and others, including the role of internal control units, governance and processes around risk control and valuation of subprime instruments, compliance with public disclosure rules, and the business rationales for the launching and the reintegration of DRCM.

Within the last 12 months, UBS was involved in the following material legal proceedings:

a)	Tax Shelter: In connection with a criminal investigation of tax shelters, the United States Attorney’s Office for the Southern District of New York (“U.S. Attorney’s Office”) is examining UBS’s conduct in relation to certain tax-oriented transactions in which UBS and others engaged during the years 1996-2000. Some of these transactions were the subject of the Deferred Prosecution Agreement which the accounting firm KPMG LLP entered into with the U.S. Attorney’s Office in August 2005, and are at issue in United States v. Stein, S1 05 Cr. 888 (LAK). UBS is cooperating in the government’s investigation.

b)	Municipal Bonds: In November 2006, UBS and others received subpoenas from the U.S. Department of Justice (“DOJ”), Antitrust Division, and the United States Securities and Exchange Commission (“SEC”) relating to derivative transactions entered into with municipal bond issuers and to the investment of proceeds of municipal bond issuances. Both investigations are ongoing, and UBS is cooperating. In the SEC investigation, on 4 February 2008, UBS received a “Wells notice” advising that the SEC staff is considering recommending that the SEC bring a civil action against UBS AG in connection with the bidding of various financial instruments associated with municipal securities. Under the SEC’s Wells process, UBS will have the opportunity to set forth reasons of law, policy or fact why such an action should not be brought.

c)	HealthSouth: UBS is defending itself in two purported securities class actions brought in the U.S. District Court of the Northern District of Alabama by holders of stock and bonds in

HealthSouth Corp. UBS also is a defendant in HealthSouth derivative litigation in Alabama State Court and has responded to an SEC investigation relating to UBS’s role as a banker for HealthSouth.

d)	Parmalat: UBS is involved in a number of proceedings in Italy related to the bankruptcy of Parmalat. These proceedings include, inter alia, clawback proceedings against UBS Limited in connection with a structured finance transaction. Further, UBS is a defendant in two civil damages claims brought by Parmalat, one of which relates to the same structured finance transaction against UBS Limited, while the other against UBS AG relates to certain derivative transactions. In addition, UBS Limited and one current and one former UBS employee are the subject of criminal proceedings in Milan. UBS AG and UBS Limited are defendants in civil actions brought by Parmalat investors in parallel with the criminal proceedings in Milan. Furthermore, four current or former UBS employees are defendants in relation to criminal proceedings in Parma. Civil claims have also been recently filed in parallel with the criminal proceedings by Parmalat against the individuals and UBS Limited and also by Parmalat investors against the individuals, UBS AG and UBS Limited. UBS AG and UBS Limited deny the allegations made against them and against the individuals in the matters and are vigorously defending themselves in the proceedings.

e)	Auction Rate Securities Litigation: UBS has been named in three putative class actions and several arbitrations and individual civil litigations, and is responding to numerous regulatory requests, including requests from the SEC and a number of state regulators, relating to the marketing and sale of Auction Rate Securities (“ARS”) to clients and to UBS’s role and participation in ARS auctions. The requests and the class actions followed the disruption in the markets for these securities and related auction failures since mid-February 2008.

f)	US Cross-Border: The DOJ and the SEC are examining UBS’s conduct in relation to cross-border services provided by Swiss-based UBS client advisors to U.S. clients during the years 2000-2007. In particular, DOJ is examining whether certain U.S. clients sought, with the assistance of UBS client advisors, to evade their U.S. tax obligations by avoiding restrictions on their securities investments imposed by the Qualified Intermediary agreement UBS entered into with the U.S. Internal Revenue Service in 2001. As has been reported, in connection with this investigation, a senior UBS employee was detained by U.S. authorities as a “material witness”, and he remains in the U.S. until his status as a witness is resolved. As has also previously been reported, a former UBS AG client advisor was charged in an indictment unsealed on May 13, 2008 in the Southern District of Florida with conspiring to defraud the United States and the Internal Revenue Service in connection with providing investment and other services to a U.S. person who is alleged to have evaded U.S. income taxes on income earned on assets maintained in, among other places, a former UBS AG account in Switzerland. The SEC is examining whether Swiss-based UBS client advisors engaged in activities in relation to their U.S.-domiciled clients that triggered an obligation for UBS Switzerland to register with the SEC as a broker-dealer and/or investment adviser. UBS has been cooperating with these investigations.

g)	Insight One: In early July 2007, UBS agreed to a settlement of the InsightOne case after the New York State Attorney General filed a civil complaint regarding UBS’s fee-based brokerage program for private clients in the United States in December 2006. UBS denied that the program was part of a scheme to disadvantage clients, but chose to settle to bring the proceedings to an end. Under the settlement, UBS paid a total of USD 23.3 million, of which USD 21.3 million was paid to certain current and former InsightOne customers pursuant to an agreed-upon remediation plan, and USD 2 million was paid in penalties. In 2006, UBS established provisions sufficient to cover the settlement, and therefore the settlement did not impact UBS’s net profit in 2007.

h)	Bankruptcy Estate of Enron: In June 2007, UBS and Enron settled adversarial proceedings in the U.S. Bankruptcy Court for the Southern District of New York brought by Enron to avoid and recover payments made prior to filing for bankruptcy in connection with equity forward and swap transactions. UBS believed it had valid defences to all of Enron’s claims, but chose to settle to eliminate the uncertainty created by the proceeding. Under the terms of the settlement, UBS paid Enron USD 115 million and waived a proof of claim for approximately USD 5.5 million that UBS filed in Enron’s bankruptcy case. In 2006, UBS recognized a provision for more than half of the settlement amount, with the difference recognized in 2007. Therefore, the settlement did not materially impact UBS’s net profit in 2007.

UPDATED INFORMATION ON CERTAIN EXPOSURES

Positions related to United States residential sub-prime mortgages

The following table summarizes the average marks, representing the ratio of market value to notional value of gross exposures, applied to UBS’s exposures to United States residential sub-prime mortgages, and net exposures as of the dates indicated below:

	Average marks	Average marks	Net exposures(1)
Approximate average marks in %; net exposures in USD billion	as of 12.31.07	as of 12.31.08	as of 03.31.08
Total Super Senior RMBS CDOs	58	33	6.6
of which: High Grade RMBS CDOs	72	34	1.3
of which: Mezzanine RMBS CDOs — 12% protection	72	40	1.1
of which: Mezzanine RMBS CDOs	53	33	4.1
of which: CDOs squared	29	18	0.1
Residential mortgage-backed securities (RMBS)	74	57	8.9
Warehouse and retained RMBS CDOs	27	10	0.1

(1)	Net exposure represents market value of gross exposure net of short positions and hedges considered effective.

The following chart summarizes the vintage percentages of UBS's super senior RMBS CDOs and RMBS as of March 31, 2008:

Vintages(1),(2) in % (approximate)	<2005	2005	2006	2007
Super senior RMBS CDOs	4	31	59	6
of which: High grade RMBS CDOs	1	20	77	2
of which: Mezzanine RMBS CDOs — 12% protection	7	47	45	1
of which: Mezzanine RMBS CDOs	5	30	58	7
of which: CDOs squared	2	14	58	26
Residential mortgage-backed securities (RMBS)	0	18	73	9

(1)	Vintage information on super senior RMBS CDOs is based on the weighted average loan age of the ABS collateral within each CDO, except for CDOs squared, for which vintage information is based on the issuance date of the underlying CDO collateral.

(2)	Sub-prime RMBS vintage information is based on the issuance date of each position.

Positions related to United States residential Alt-A mortgages

The following table summarizes the average marks, representing the ratio of market value to notional value of gross exposures, applied to UBS’s Alt-A residential mortgage exposures as of the dates indicated below:

Approximate average marks in %	As of 12.31.07	As of 03.31.08
Super Senior RMBS CDOs	74	30
AAA-rated RMBSs backed by first lien mortgages	96	77
Other RMBSs	60	44

The following charts summarize the ratings of UBS’s RMBSs other than super senior RMBS CDOs and AAA-rated RMBSs backed by first lien mortgages and the ratings by type of loans, including option adjustable rate mortgages (“Option ARM”), hybrid mortgages, fixed rate mortgages and home equity line of credit (“HELOC”), as of March 31, 2008:

				Sub-investment
Ratings(1) in % (approximate)	AAA	High Grade	Mezzanine	Grade

Other RMBSs	37	59	0	4

(1)	Ratings are based on externally sourced data reflecting current ratings from any of the three rating agencies: Moody’s, Standard & Poor’s or Fitch. When there are split ratings, Moody’s ratings have been used.

					Sub-investment
Ratings(1) in % (approximate) by type of loan(2)	% of total	AAA	High Grade	Mezzanine	Grade

Option ARM	23	99	1	0	0
Hybrid & ARM	20	77	20	1	2
Fixed rate	50	95	4	1	0
HELOC	7	38	51	11	0

(1)	Ratings are based on externally sourced data reflecting current ratings from any of the three rating agencies: Moody’s, Standard & Poor’s or Fitch. When there are split ratings, Moody’s ratings have been used.

(2)	Reflects approximately 95% of the overall RMBS population.

The following chart summarizes the vintage percentages of UBS’s Alt-A exposures, as of March 31, 2008:

Vintages(1),(2) in % (approximate)	<2005	2005	2006	2007

Super Senior RMBSs CDOs	2	30	56	12
AAA-rated RMBSs backed by first lien mortgages	7	6	45	42
RMBSs	1	8	69	21

(1)	Vintage information on super senior RMBS CDOs is based on the weighted average loan age of the ABS collateral within each CDO.

(2)	Alt-A RMBS vintage information is based on the issuance date of each position.

Positions related to United States commercial real estate

The following chart summarizes the ratings of UBS’s United States CMBS/CMBX trading positions and United States commercial estate loans as of March 31, 2008:

				Sub-investment
Ratings in % (approximate)	AAA	High Grade	Mezzanine	Grade

U.S. CMBS/CMBX trading positions(1)	64	36	—	—
U.S. commercial real estate loans(2)	—	—	3	97

(1)	Ratings are based on externally sourced data reflecting current ratings from any of the three rating agencies: Moody’s, Standard & Poor’s or Fitch. When there are split ratings, Moody’s ratings have been used.

(2)	Ratings of U.S. commercial real estate loans are based on internal credit rating assessments.

Positions related to the United States reference-linked note (“RLN”) program

The following table summarizes the ratings of the reference pool assets underlying UBS's US RLNs as of March 31, 2008:

				Sub-investment
Ratings(1) in % (approximate)	AAA	High Grade	Mezzanine	Grade

Sub-prime and Alt-A	28	62	8	2
CMBSs	71	22	12	(4)
Other ABS and corporate debt	30	18	40	12

(1)	Ratings are based on externally sourced data reflecting current ratings from any of the three rating agencies: Moody’s, Standard & Poor’s or Fitch. When there are split ratings, Moody’s ratings have been used.

The following table summarizes the vintages of reference sub-prime and Alt-A assets as of March 31, 2008:

Vintages(1) in % (approximate)	<2005	2005	2006	2007

Sub-prime and Alt-A	33	35	36	(4)

(1)	Vintage information is based on the issuance date of each position.

SIGNIFICANT SHAREHOLDERS OF UBS AG

Chase Nominees Ltd., London, acting in its capacity as a nominee for other investors, was registered with 7.99% of all shares issued as of December 31, 2007, compared to 8.81% at year-end 2006 and 8.55% at year-end 2005. DTC (Cede & Co.), New York, The Depository Trust Company, a United States securities clearing organization, was registered as a shareholder for a great number of beneficial owners with 14.15% of all shares issued as of December 31, 2007 (13.21% as of December 31, 2006). As of February 8, 2008, Credit Suisse Group, Paradeplatz 8, CH-8070 Zurich, Switzerland, directly or indirectly held a stake of 3.651% of acquisition positions, consisting of 19,160,098 (0.924%) UBS registered shares and a total of 56,550,917 (2.727%) acquisition rights and granted disposal rights on UBS registered shares. At the same time, Credit Suisse Group directly or indirectly held 82,449,871 (3.976%) disposal rights relating to UBS registered shares. According to “UBS’s Regulation on the Registration of Shares”, voting rights of nominees are restricted to 5%, while clearing and settlement organizations are exempt from this restriction. Significant shareholders do not have preferential voting rights. As of December 31, 2007, no other shareholders had reported holding 3% or more of all voting rights. Ownership of UBS shares is widely spread. The tables on the next page provide information about the distribution of shareholders by category and geography. This information relates only to registered shareholders and cannot be assumed to be representative of the entire UBS investor base. Only shareholders registered in the share register as shareholders with voting rights are entitled to exercise voting rights.

Since September 13, 2002, UBS’s holdings of its own shares have been above the 3% threshold requiring disclosure under the Swiss stock exchange laws. UBS’s position in its own shares remained between 3% and 10% throughout 2007.

As of February 29, 2008, UBS held a stake of 5.73% (118,912,541) of acquisition positions (proportion of voting rights) consisting of 104,858,252 UBS registered shares and a total of 14,054,289 acquisition rights and granted disposal rights on UBS registered shares. At the same time, UBS held 25.97% (538,431,438) of disposal positions (proportion of voting rights) relating to UBS registered shares. These comprised, inter alia, conversion rights on 252,525,253 (12.18%) UBS registered shares in the form of mandatory convertible notes (“MCNs”) issued to the Government of Singapore Investment Corporation Pte. Ltd, 168 Robinson Road, #37-01, Capital Tower, Singapore 068912, and another investor from the Middle East on 5 March 2008. Based on the maximum number of shares to be issued under the MCNs, the Government of Singapore Investment Corporation Pte. Ltd, as a result of the conversion, would hold approximately 252,525,253 (without giving effect to any adjustment made as a result of the rights offering) of UBS registered shares. As of February 27, 2008, the Government of Singapore Investment Corporation Pte. Ltd held 8,316,717 UBS shares.

BIOGRAPHIES OF PETER KURER AND DAVID H. SIDWELL

Peter Kurer	Professional history, education and date of birth
		Peter Kurer has been Chairman of the Board of Directors of UBS AG since 2008. Prior to this, he served as the Group General Counsel since 2001, when he joined UBS, and a member of the Group Executive Board since 2002. Between 1991 and 2001 he was a partner at the Homburger law firm in Zurich. Between 1980 and 1990 he was with Baker & McKenzie in Zurich, first as associate, later as partner, having previously been a law clerk at the District Court of Zurich. Peter Kurer graduated as a doctor juris from the University of Zurich and was admitted as attorney-at-law in Zurich. He holds an LL.M. degree from the University of Chicago and was born on June 28, 1949.
Function in UBS	Chairman, Member of the Corporate Responsibility Committee
Nationality	Swiss

Year of initial appointment	2008
Current term of office runs until	2009

Other activities and functions
Permanent functions for important interest groups:
		Peter Kurer is a member of the Visiting Committee to the Law School of The University of Chicago, a member of the Board of Trustees of a foundation which acts as an advisory board to the University of St. Gallen Program for law and economics, and a member of the Committee of Continuing Education, Executive School of Management, Technology and Law, University of St. Gallen.

David Sidwell was elected to the Board of Directors at the Annual General Meeting on April 23, 2008.

David H. Sidwell	Professional history, education and date of birth
		David H. Sidwell was appointed to the Board of Directors at the annual general meeting in April 2008. He was Executive Vice President and Chief Financial Officer of Morgan Stanley in New York between March 2004 and October 2007. Before joining Morgan Stanley he was with JPMorgan Chase & Co. He joined JPMorgan Chase & Co in 1984 in New York where he held a number of different positions in his 20 years of service including Controller and Chief Financial Officer of the Investment Bank. Prior to this he was with PricewaterhouseCoopers LLP in both London and New York.
Function in UBS	Member of the Board of Directors
Nationality	American (U.S.) and U.K.

Year of initial appointment	2008
Current term of office runs until	2009

		David H. Sidwell graduated from Cambridge University in England and is a Chartered Accountant qualifying in the Institute of Chartered Accountants in England and Wales. He was born on March 28, 1953.

		Other activities and functions Permanent functions for important interest groups:
		David H. Sidwell is a Director of MSCI Inc, a Trustee of the International Accounting Standards Committee Foundation, and Chairman of the Board of Village Care of New York, a not for profit organization.

BIOGRAPHIES OF THE NEW MEMBERS OF THE GROUP EXECUTIVE BOARD

Marten Hoekstra Function in UBS Nationality Year of initial appointment to the GEB	Deputy CEO, Global Wealth Management & Business Banking and Head of Wealth Management, Americas American (U.S.) 2008	Professional history, education and date of birth
Marten Hoekstra became a member of the Group Executive Board in 2008. He was appointed Head of Wealth Management U.S. in July 2005 and Head of Wealth Management Americas and Deputy Head of Global Wealth Management & Business Banking on November 7, 2007. Between 2001 and 2005, he assumed different management roles in Global Wealth Management & Business Banking, including Global Head of Market Strategy and Development and in July 2002 became a member of the Group Managing Board. Previously, from 1983 and 2000, he held various roles with PaineWebber, including that of Financial Advisor. Marten Hoekstra graduated with a degree in Political Science from the University of North Dakota and also received his Masters in Business Administration from the Kellogg Graduate School of Management at Northwestern University. He was born on May 21, 1961.

Other activities and functions
Marten Hoekstra has been a member of the Boards of Directors of the non-profit Prison Fellowship Ministries and of the SIFMA Securities Industry & Financial Markets Association since 2005. He was a member of the Board of Directors of Air—Grid Networks Inc. from 2002 to 2005 and an officer of M2 Outdoor Corporation from 2004 to 2005.

Jerker Johansson Function in UBS Nationality Year of initial appointment to the GEB	Chairman and Chief Executive Officer of UBS Investment Bank Swedish 2008	Professional history, education and date of birth
Jerker Johansson was named Chairman and Chief Executive Officer of the UBS Investment Bank on February 13, 2008. Previously he was Vice Chairman of Morgan Stanley Europe, and a member of that firm’s Management Committee. From 2005 to December 2007 he was head of Morgan Stanley’s Institutional Equity Division. In August 2005 he was also named co-head of the combined sales and trading business, consisting of the Institutional Equity Division and the Fixed Income Division. In April 2007 he became co-head of sales and trading with responsibility for clients and services, continuing his responsibility for prime brokerage and becoming solely responsible for the sales and trading side of capital markets. Jerker Johansson joined Morgan Stanley in 1985 as a Summer Associate and held various positions including Head of Equity Capital Markets, Europe before being promoted in 1997 to Chief Operating Officer, Institutional Equity Division Europe. There he had responsibility for the day-to-day operations of the equity business, while serving as a member of the European Management Committee. From 2002 to 2005 he was head of the Institutional Equity Division in Europe. Before joining Morgan Stanley, Jerker Johansson was part of Bankers Trust’s Graduate Training Program, and also worked for Chase Manhattan Bank. Jerker Johansson holds a Master of Economics degree from Stockholm University and an MBA from Stanford. He was born on May 19, 1956.

Other activities and functions
Jerker Johansson has been a Trustee of the Tower Hamlets Educational Business Partnership since 2002, a member of the Community Links Leadership Group since 2004, and a business leader for Community Links since 1996. Since 2002 he has been a member of the Stanford University European Advisory Board, where he was also Chairman from 2004 until 2008. He has been Chairman of the Stanford Business School Advisory Board since 2008. From 2002 until 2008, he was a member of the Stanford Business School Trust, where he was also Vice Chairman from 2006 to 2007 and Chairman from 2007 to 2008. From 1998 to 2008 he was a member of the Board of Directors of Morgan Stanley Capital International.

Alexander Wilmot-Sitwell Function in UBS Nationality Year of initial appointment to the GEB	Joint Global Head, Investment Banking Department, UBS Investment Bank & Chairman and CEO, UBS Group EMEA British 2008	Professional history, education and date of birth
Alex Wilmot-Sitwell became a member of the Group Executive Board in 2008. He is Joint Global Head of Investment Banking, Chairman & CEO, UBS Group EMEA and a member of the Group Executive Board. He joined the firm in 1995 as Head of Corporate Finance in South Africa and moved to London in 1998 as Head of UK Investment Banking. He has been involved in a number of major transactions for a wide range of companies including Anglo American Corporation, Old Mutual, Liberty International, ScottishPower, Wolseley, ICI, SABMiller plc, Carlton Communications, British Airways and Shell. Prior to joining Warburg Dillon Read he worked at Robert Fleming & Co in South Africa as director of their Corporate Finance department. Alex Wilmot-Sitwell graduated from Bristol University with a degree in Modern History. He was born on March 16, 1961.

Other activities and functions
Alexander Wilmot-Sitwell has been Vice President of Save the Children since 2005 and a Trustee of Clarendon Trust since 2004. From 2005 to 2008 he was Chairman of Hogarth Productions. Until 2007 he was a Trustee of the Charles Egerton Trust.

Robert Wolf Function in UBS Nationality Year of initial appointment to the GEB	Chairman and CEO, UBS Group Americas and President and Chief Operating Officer, UBS Investment Bank American (U.S.) 2008	Professional history, education and date of birth
Robert Wolf became a member of the Group Executive Board in 2008. He was appointed the President of UBS Investment Bank in 2007 and has been Chief Operating Officer of UBS Investment Bank since 2004. Since 2006 he has served as Chairman & CEO for UBS Group Americas. Prior to these roles, Robert Wolf served as Global Head of Fixed Income from 2002 to 2004 and held the position as the Global Head of Credit Trading, Research & Distribution from 1998 to 2001. He joined the firm in 1994 after spending approximately ten years at Salomon Brothers in fixed income. Robert Wolf graduated from the Wharton School at the University of Pennsylvania with a Bachelors of Science in Economics in 1984. He was born on March 8, 1962.

Other activities and functions
Robert Wolf has been a member of the Committee Encouraging Corporate Philanthropy since 2007 and of the Board of Directors of National Sports Museum, LLC since 2006. He has been a member of the Partnership for New York City and the Undergraduate Executive Board of the Wharton School since 2006. He has been a member of the Board of Trustees of the Children’s Aid Society since 2002, a member of the Athletics Board of Overseers of the University of Pennsylvania since 2001, a member of the Executive Leadership Counsil of the Multiple Myeloma Research Foundation since 1999, and a managing member of Northeast Builders Supply and Home Centers, LLC since 1993. He was an executive member of the Board of Directors of the Bond Market Association from 2002 to 2004.

SHARE AND OPTION OWNERSHIP BY KEY MANAGEMENT PERSONNEL AND OTHER RELATED PARTY TRANSACTIONS

Share and option ownership of members of the Board of Directors as of May 1, 2008

				Potentially
	Number	Voting	Number of	conferred	Type and
	of shares	rights	options	voting rights	quantity of
Name, function(1)	held	in %	held	in %(2)	options(3)

Peter Kurer, Chairman	292,762	0.024%	350,000	0.029%	x: 80,000 xii: 90,000 xiv: 90,000 xv: 90,000

Stephan Haeringer, Executive Vice Chairman	487,053	0.041%	535,000	0.045%	vii: 80,000 ix: 80,000 x: 80,000 xii:120,000 xiv: 100,000 xv: 75,000

Sergio Marchionne, Non-executive Vice Chairman	62,026	0.005%	0		0

Ernesto Bertarelli, Member	63,088	0.005%	0		0
Gabrielle Kaufmann-Kohler, Member	12,852	0.001%	0		0
Rolf A. Meyer, Member	66,415	0.006%	0		0
Helmut Panke, Member	22,555	0.002%	0		0
David Sidwell, Member	1	0.000%	0		0
Peter Spuhler, Member	256,318	0.021%	0		0
Peter Voser, Member	21,742	0.002%	0		0
Lawrence A. Weinbach, Member	60,560	0.005%	0		0
Joerg Wolle, Member	29,286	0.002%	0		0

(1)	This table includes vested, unvested, blocked and unblocked shares and options held as of May 1, 2008. It does not reflect the effects of the stock dividend.

(2)	No conversion rights were outstanding.

(3)	For details of option plans and terms, see the “Vested and unvested options held by executive members of the Board of Directors and by members of the Group Executive Board as of May 1, 2008” table below.

Share and option ownership of members of the Group Executive Board as of May 1, 2008

				Potentially
				conferred
	Number	Voting	Number of	voting	Type and
	of shares	rights	options	rights in	quantity of
Name, function(1)	held	in %	held	%(2)	options(3)

Marcel Rohner, Group CEO	501,846	0.042%	990,000	0.083%	ix: 30,000
					x: 200,000
					xii: 260,000
					xiv: 300,000
					xv: 200,000

John A. Fraser, Chairman and CEO
Global Asset Management	418,981	0.035%	1,074,232	0.090%	i: 52,560
					iv: 71,672
					vi: 120,000
					viii: 120,000
					xi: 160,000
					xiii: 190,000
					xiv: 200,000
					xv: 160,000

Marten Hoekstra, Deputy CEO, Global
Wealth Management & Business Banking
and Head of Wealth Management,
Americas	251,396	0.021%	641,994	0.054%	i1: 24,350
					ii: 4,000
					iv: 23,000
					viii: 40,000
					xi: 50,000
					xiii: 50,000
					xiv: 80,000
					xvi: 145,380
					xvii: 224,316

Jerker Johansson, Chairman and Chief
Executive Officer of UBS Investment Bank	142,187	0.012%	700,000	0.058%	xvi: 700,000

Joseph Scoby, Group Chief Risk Officer	728,288	0.061%	533,682	0.044%	ii: 4,000
					iv: 57,590
					v: 40,000
					viii: 100,000
					xi: 133,092
					xiii: 52,000
					xiv: 66,000
					xv: 81,000

Walter Stuerzinger, COO Corporate Center	209,442	0.017%	350,000	0.029%	vii: 30,000
					x: 60,000
					xii: 80,000
					xiv: 90,000
					xv: 90,000

Marco Suter, Group Chief Financial Officer	235,757	0.020%	355,000	0.030%	x: 60,000
					xii: 120,000
					xiv: 100,000
					xv: 75,000

Rory Tapner, Chairman and CEO Asia Pacific	587,663	0.049%	1,294,486	0.108%	iii: 264,486
					vi: 200,000
					ix: 200,000
					x: 160,000
					xii: 150,000
					xiv: 160,000
					xv: 160,000

Raoul Weil, Chairman and CEO Global
Wealth Management & Business Banking	282,091	0.024%	405,752	0.034%	vi: 50,000
					xii: 95,976
					xiv: 120,000
					xv: 139,776

Alexander Wilmot-Sitwell, Joint Global
Head, Investment Banking Department, UBS
Investment Bank & Chairman and CEO, UBS
Group EMEA	366,674	0.031%	331,998	0.028%	xi1: 49,998
					xi2: 2,000
					xiv: 100,000
					xv: 100,000
					xvii: 80,000

Robert Wolf, Chairman and CEO, UBS Group
Americas and President and Chief
Operating Officer, UBS Investment Bank	621,882	0.052%	890,000	0.074%	viii: 270,000
					xi: 200,000
					xiii: 120,000
					xiv: 100,000
					xv: 100,000
					xvii: 100,000

(1)	This table includes vested and unvested shares and options held as of May 1, 2008. It does not reflect the effects of the stock dividend.
(2)	No conversion rights are outstanding.

(3)	For details of option plans and terms, see the “Vested and unvested options held by executive members of the Board of Directors and by members of the Group Executive Board as of May 1, 2008” table below.

Total of all vested and unvested shares held by executive members of the Board of Directors and members of the Group Executive Board(1)(2)

Shares held as of May 1, 2008:	7,327,524

Of which
Vested	vesting 2009	vesting 2010	vesting 2011	vesting 2012	vesting 2013

4,592,014	844,971	705,534	558,474	430,891	195,640

(1)	Includes parties closely linked to them.

(2)	Does not reflect the effects of the stock dividend.

No individual BoD or GEB member holds 1% or more of all shares issued.

Total of all blocked and unblocked shares held by non-executive members of the Board of Directors(1)(2)

Shares held as of May 1, 2008:	598,193

Of which
Non-restricted	Blocked until 2009	Blocked until 2010	Blocked until 2011	Blocked until 2012

345,511	43,096	35,874	52,153	121,559

(1)	Includes parties closely linked to them.

(2)	Does not reflect the effects of the stock dividend.

No individual board member holds 1% or more of all shares issued.

Vested and unvested options held by executive members of the Board of Directors and by members of the Group Executive Board as of May 1, 2008(1)

	Number of	Year of			Subscription
Type	options	grant	Vesting date	Expiry date	ratio	Strike price

i	52,560	2001	20/02/2004	20/02/2009	1:1	CHF	50.00
i1	24,350	2001	28/08/2004	28/08/2012	1:1	USD	23.12
ii	8,000	2002	28/02/2005	28/02/2012	1:1	USD	23.12
iii	264,486	2002	20/02/2005	31/01/2012	1:1	CHF	38.88
iv	153,210	2002	31/01/2005	31/01/2012	1:1	USD	22.63
v	40,000	2002	28/06/2005	28/06/2012	1:1	USD	24.85
vi	370,000	2002	28/06/2005	28/06/2012	1:1	CHF	40.38
vii	110,000	2002	28/06/2005	28/12/2012	1:1	CHF	40.38
viii	530,000	2003	31/01/2006	31/01/2013	1:1	USD	24.00
ix	310,000	2003	31/01/2006	31/07/2013	1:1	CHF	32.50
x	640,000	2004	28/02/2007	28/02/2014	1:1	CHF	51.88
xi	543,092	2004	28/02/2007	28/02/2014	1:1	USD	40.63
xi1	49,998	2005	28/02/2008	28/02/2015	1:1	CHF	50.70
xi2	2,000	2005	04/03/2008	04/03/2015	1:1	CHF	51.03
xii	915,976	2005	01/03/2008	28/02/2015	1:1	CHF	55.75
xiii	412,000	2005	01/03/2008	28/02/2015	1:1	USD	47.75
xiv	1,506,000	2006	01/03/2009	28/02/2016	1:1	CHF	77.33
xv	1,416,156	2007	01/03/2010	28/02/2017	1:1	CHF	78.50
xvi	700,000	2008	01/03/2011	07/04/2018	1:1	CHF	38.85
xvii	404,316	2008	01/03/2011	01/03/2018	1:1	CHF	38.00

(1)	Does not reflect the effects of the stock dividend.

Loans granted to members of the Board of Directors as of May 1, 2008(1)

		Other loans
Name, function(2)	Mortgages	granted	Total

	CHF, except where indicated

Peter Kurer, Chairman	1,287,000	0	1,287,000
Stephan Haeringer, Executive Vice Chairman	0	0	0
Sergio Marchionne, Non-executive Vice Chairman	0	0	0
Ernesto Bertarelli, Member	0	0	0
Gabrielle Kaufmann-Kohler, Member	0	0	0
Rolf A. Meyer, Member	480,000	0	480,000
Helmut Panke, Member	0	0	0
David Sidwell, Member	0	0	0
Peter Spuhler, Member	0	0	0
Peter Voser, Member	0	0	0
Lawrence A. Weinbach, Member	0	0	0
Joerg Wolle, Member	0	0	0

Aggregate of all members of the Board	1,767,000	0	1,767,000

(1)	No additional loans were granted to members of the Board of Directors between May 1, 2008 and the date of this Report on Form 6-K.

(2)	No loans have been granted to related parties of the Board of Directors members at conditions not customary in the market. For this purpose UBS considers loans granted on the terms available to UBS employees to be at arm’s length.

Loans granted to members of the Group Executive Board as of May 1, 2008(1)

		Other loans
Name, function(2)	Mortgages	granted(3)	Total

	CHF, except where indicated

Joseph Scoby, Group Chief Risk Officer	0	2,908,616	2,908,616
Aggregate of all members of the GEB	2,200,000	2,908,616	5,108,616

(1)	No additional loans were granted to members of the Group Executive Board between May 1, 2008 and the date of this Report on Form 6-K.

(2)	No loans have been granted to related parties of the members of the Group Executive Board at conditions not customary in the market. For this purpose UBS considers loans granted on the terms available to UBS employees to be at arm’s length.

(3)	Guarantees.

Loans and advances to non-executive BoD members and related parties are made on terms comparable to those prevailing at the time for transactions with non-affiliated persons.

Loans granted to companies related to seven non-executive BoD members amounted to CHF 683.2 million as of 1 May 2008, including guarantees, contingent liabilities and unused committed credit facilities.

Loans granted to former members of the Board of Directors and Group Executive Board.
No loans have been granted to former members of the BoD or of the GEB or to their related parties at conditions not customary in the market. For this purpose, UBS considers loans granted under the terms available to UBS employees to be at arm’s length.

Equity Holdings

01.05.08

Number of stock options from equity participation plans held by executive members of the BoD and the GEB	8,452,144
Number of shares held by members of the BoD, GEB and parties closely linked to them	7,925,717

Of the share totals above, at May 1, 2008, 4,852 UBS shares were held by close family members of key management personnel and 2,200,000 UBS shares were held by enterprises which are directly or indirectly controlled by, jointly controlled by or significantly influenced by or in which significant voting power resides with key management personnel or their close family members. No member of the BoD or GEB is the beneficial owner of more than 1% of the Group’s shares at May 1, 2008.

Loans, Advances and Mortgages to Key Management Personnel

Executive members of the BoD and GEB members have been granted loans, fixed advances and mortgages on the same terms and conditions that are available to other employees, based on terms and conditions granted to third parties adjusted for reduced credit risk. Non-executive BoD members are granted loans and mortgages at general market conditions.

Movements in the loan, advance and mortgage balances are as follows:

01.05.08

CHF million

Balance at the beginning of the year	15
Additions	0
Reductions	(11)

Balance at the date indicated	4

No unsecured loans were granted to key management personnel as of May 1, 2008. No additional loans were granted to key management personnel between May 1, 2008 and the date of this Report on Form 6-K.

Associated Companies

Movements in loans to associated companies are as follows:

01.05.08

CHF million

Balance at the beginning of the year	220
Additions	139
Reductions	(9)
Credit loss (expense)/recovery	0
Foreign currency translation	(16)

Balance at the date indicated	335

Thereof unsecured loans	191
Thereof allowances for credit losses	4

All loans to associated companies are transacted at arm’s length. There have not been any material movements in loans to associated companies between May 1, 2008 and the date of this Report on Form 6-K.

Other transactions with associated companies transacted at arm’s length are as follows:

For the period from 1 January to or as of
01.05.08

CHF million

Payments to associates for goods and services received	30
Fees received for services provided to associates	4
Commitments and contingent liabilities to associates	158

Because the relevant figures are not calculated on a daily basis, amounts cannot be provided for the period between May 1, 2008 and the date of this Report on Form 6-K. There have not, however, been any material changes in transactions with associated companies during this period.

Other related party transactions

From January 1, 2008 to May 1, 2008, and during 2007 and 2006, UBS entered into transactions at arm’s length with enterprises which are directly or indirectly controlled by, jointly controlled by or significantly influenced by or in which significant voting power resides with key management personnel or their close family members. These companies included Aebi + Co. AG (Switzerland), Bertarelli Family (Switzerland), BMW Group (Germany), DKSH Holding AG (Switzerland), Kedge Capital Funds Ltd. (Jersey), Kedge Capital Selected Funds Ltd. (Jersey), Lista AG (Switzerland), Löwenfeld AG (Switzerland), Martown Trading Ltd. (Isle of Man), Royal Dutch Shell plc (UK), Seromer Biotech SA (Switzerland, previously Bertarelli Biotech SA), Serono Group (Switzerland), Stadler Rail Group (Switzerland), Team Alinghi (Switzerland), Team Alinghi (Spain), and Unisys Corporation (USA). Related parties in 2007 also included Bertarelli Investment Ltd (Jersey), Fiat Group (Italy), Lévy Kaufmann-Kohler (Switzerland), Limonares Ltd (Jersey), Omega Fund I Ltd (Jersey), Omega Fund II Ltd (Jersey), Omega Fund III Ltd (Jersey), Omega Fund IV Ltd (Jersey) SGS Société Générale de Surveillance SA (Switzerland) and Walo Group (Switzerland).

Movements in loans to other related parties are as follows:

	05.01.08	12.31.07	12.31.06	12.31.05

	CHF million

Balance at the beginning of the year	688	872	919	294
Additions	56	301	34	628
Reductions	54	485	81	3

Balance at the date indicated(1)	690	688	872	919

(1)	There have not been any material movements in loans to other related parties between May 1, 2008 and the date of this Report on Form 6-K. From January 1, 2008 to May 1, 2008 includes loans, guarantees and contingent liabilities of CHF 289 million and unused committed facilities of CHF 401 million but excludes unused uncommitted working capital facilities and unused guarantees of CHF 718 million. In 2007 includes loans, guarantees and contingent liabilities of CHF 270 million and unused committed facilities of CHF 418 million but excludes unused uncommitted working capital facilities and unused guarantees of CHF 205 million. In 2006 includes loans, guarantees and contingent liabilities of CHF 128 million and unused committed facilities of CHF 744 million but excludes unused uncommitted working capital facilities and unused guarantees of CHF 173 million. In 2005 includes loans, guarantees and contingent liabilities of CHF 116 million and unused committed facilities of CHF 804 million, but excludes unused uncommitted working capital facilities and unused guarantees of CHF 12 million.

Other transactions with these related parties include:

	For the period
	from January 1, to
	05.01.08	12.31.07	12.31.06	12.31.05

	CHF million

Goods sold and services provided to UBS	0	8	8	15
Fees received for services provided by UBS	14	16	8	1

Because the relevant figures are not calculated on a daily basis, exact amounts cannot be provided for the period between May 1, 2008 and the date of this Report on Form 6-K. There have not, however, been any material changes in other transactions with these related parties during this period.

As part of its sponsorship of Team Alinghi, defender for the “America’s Cup 2007”, UBS paid CHF 8.9 million (EUR 5.4 million) in sponsoring fees for 2007. Team Alinghi’s controlling shareholder is UBS BoD member Ernesto Bertarelli.

SUMMARY RISK CONCENTRATIONS

The table below shows the size of certain of UBS’s risk positions which had a significant impact on net trading income in first quarter 2008 as of the dates shown. Exposures are expressed “net” for each type of instrument, as the sum of the long and short positions where hedge effectiveness is considered to be high. UBS’s net exposures will increase to the extent that hedges are considered to have become ineffective. In the case of U.S. residential real estate related exposures, from a risk management perspective it is necessary to look beyond net exposure and consider important factors such as different vintages, delinquency rates, credit ratings and underlying mortgage pools, as well as differences in attachment points, timing of cash flows, control rights, other basis risks and counterparty risk.

In addition to certain U.S. real estate risk concentrations the table also shows the fair values of UBS’s exposures to monoline insurers, after credit valuation adjustments, and the notional amount of its leveraged finance commitments. The table includes the net exposure of UBS to U.S. prime mortgage-related assets, which UBS does not consider a risk concentration.

			Amount of
			losses and
			writedowns
	Net exposures		Quarter
	31.12.07	31.03.08	ended 31.03.08

	(USD billion)

U.S. sub-prime residential mortgage market	27.6	15.6	(7.2)
U.S. sub-prime super senior RMBS CDO	13.3	6.6	(5.3)
U.S. sub-prime residential mortgage-backed securities (RMBS)	14.2	8.9	(2.1)
U.S. sub-prime warehouse and retained RMBS CDO	0.1	0.1	0.2
U.S. Alt-A residential mortgage market	26.6	17.1	(6.1)
U.S. Alt-A, AAA-rated RMBS backed by first lien mortgages	21.2	14.5	(4.5)
U.S. Alt-A, Super Senior RMBS CDO and other	5.4	2.6	(1.6)
U.S. Prime residential mortgage market	15.3	9.4	(0.9)
U.S. prime RMBS CDO	1.1	0.6	(0.2)
U.S. prime RMBS	14.2	8.8	(0.7)
Fair value of CDSs for monoline credit protection(1)(2)(3)	3.6	6.3	(1.7)
U.S. RMBS CDO	3.0	4.8	(1.5)
Other than U.S. RMBS CDO	0.6	1.5	(0.2)
U.S. Commercial mortgage market	7.8	6.3	(0.4)
U.S. CMBS CDO	1.0	0.8	(0.2)
U.S. CMBS/CMBX	2.6	2.4	(0.1)
U.S. Commercial real estate loans	4.2	3.1	(0.1)
U.S. Reference linked notes (RLN)(4)	11.2	8.9	(1.6)
U.S. RLN sub-prime and Alt-A	3.8	2.9	(1.2)
U.S. RLN CMBS	3.0	1.9	(0.2)
U.S. RLN other ABS and corporate debt	4.4	4.2	(0.2)
Leveraged finance(5)	11.4	8.6	(0.3)
U.S. student loans	7.7	10.4	(1.0)

(1)	Exposure arises primarily from over-the-counter (“OTC”) derivative contracts—mainly credit default swaps (“CDS”). Figures shown represent the fair value of CDSs after credit valuation adjustments.

(2)	In its trading portfolio, UBS also has indirect exposure to monoline insurers through “monoline wrapped” securities issued by U.S. states and municipalities, student-loan programs and other asset-backed securities totalling approximately U.S.$14 billion at March 31, 2008 (U.S.$11 billion at December 31, 2007).

(3)	Exposures represent current replacement value of protection bought from monoline insurers against CDOs, CLOs and CMBSs held by UBS, after credit valuation adjustments. Hedges are deemed effective where UBS believes that the monoline insurer remains viable. Amount of losses and writedowns represents change in credit valuation adjustment during the first quarter 2008.

(4)	Reference-linked notes (“RLNs”) are credit-linked notes issued by UBS and referenced to an underlying pool of assets which are consolidated on UBS’s balance sheet. The proceeds of the notes provide UBS with credit protection against defined default events in the underlying asset pool up to a certain percentage. UBS will realize losses if defaults in the underlying asset pool exceed the percentage protection or if assets which do not ultimately default are sold at a loss. U.S. RLN exposure has been excluded from the other asset categories.

(5)	Net exposures for leveraged finance represent notional commitment amounts.

# Regulatory capital – UBS AG

| CHF billion and % | Tier 1 capital | BIS RWA | Tier 1 ratio | Total capital | Total ratio |
|---|---|---|---|---|---|
| 12.31.07 (Basel I) | 32.4 | 372.3 | 8.7% | 44.1 | 11.9% |
| Net P&L attributable to shareholders | (11.5) | | | | |
| Net P&L not eligible for capital | (5.6) | | | | |
| Basel II impact (as per 3.31.08) | (2.2) | (18.3) | | | |
| MCN impact | 13.0 | | | | |
| Other / FX | (3.2) | | | | |
| IB initiatives (incl. FX) | | (20.7) | | | |
| 3.31.08 (Basel II) | 22.9 | 333.3 | 6.9% | 35.5 | 10.7% |
| Rights issue | 15.0 | | | | |
| Hybrid Tier 1 issuance | 1.6 | | | | |
| Pro-forma, incl. rights issue and hybrid | 39.5 | 333.3 | 11.8% | 52.1 | 15.6% |

Tier 1 capital BIS RWA Tier 1 ratio Total capital Total ratio Regulatory capital - UBS AG 12.31.07 (Basel I) Net P&L attributable to shareholders Net P&L not eligible for capital Basel II impact (as per 3.31.08) MCN impact Other / FX IB initiatives (incl. FX) 3.31.08 (Basel II) Rights issue Hybrid Tier 1 issuance Pro-forma, incl. rights issue and hybrid 32.4 (11.5) (5.6) (2.2) 13.0 (3.2) 22.9 15.0 1.6 39.5 372.3 (18.3) (20.7) 333.3 333.3 8.7% 6.9% 11.8% 44.1 35.5 52.1 11.9% 10.7% 15.6% CHF billion and %

INCORPORATION BY REFERENCE
     This Report on Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to —03; 333-46216; 333-46216-01 and —02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to —04; 333-132747; 333-132747-01 to -10 and 333-150143) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O'Toole
	Name:	Niall O’Toole
	Title:	Executive Director

Date: May 23, 2008